Exhibit 1

MURANO GLOBAL INVESTMENTS PLC
Issuer Trust’s 11.000% Senior Secured Notes due 2031

Mexico City, Mexico — October 15, 2025

MURANO GLOBAL INVESTMENTS PLC (the ”Company”) announced on September 12, 2025 that Murano Group's trust vehicle, CIBanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee), in its capacity as fiduciario (trustee) under the trust agreement CIB/4323 (FID/4323) (as amended, the "Issuer Trust") did not make the scheduled interest payment due on September 12, 2025 (subject to a 30-days grace period) for its US$300,000,000 aggregate principal amount of 11.000% Senior Secured Notes due 2031 (the "Notes") issued in September 2024. The Notes are guaranteed by Murano PV, S.A. de C.V., as parent guarantor (the “Parent Guarantor”), and certain affiliates and trust vehicles of the Murano Group (together with the Parent Guarantors, the “Guarantors”). The Company serves as sponsor of the Notes under a Sponsor Support and Indemnification Agreement.

Further to the Company’s press release of September 12, 2025, the Company confirms that it continues to actively engage in discussions regarding the implementation of a comprehensive restructuring of its debt. In this regard, the Company (i) entered into certain non-disclosure agreement with an ad hoc group of holders of the Notes who hold a significant majority of the outstanding Notes (the “Ad-Hoc Group”), and (ii) is currently engaged in negotiations with the Ad-Hoc Group and its legal and financial advisors and presented its initial proposal for a consensual restructuring of the Notes.

The Company remains committed to negotiating a solution that is mutually acceptable and supports the long-term financial viability of the business.  It continues to meet its operational obligations and commitments with suppliers, clients, and commercial partners, and remains focused on preserving liquidity and ensuring the stability of its operations throughout the process.

The Company also remains committed to managing its financial responsibilities prudently and maintaining open and transparent communication with all its key stakeholders.

ABOUT THE COMPANY

The Company is a Mexican real estate company with extensive experience in the design, structure and delivery of large-scale hospitality and commercial projects across Mexico with an international outreach aimed at institutional real estate investors. It has a retained portfolio including the Andaz and Mondrian Hotels in Mexico City, and Grand Island Cancun I in Cancun, Mexico, currently managed by the Hyatt Group. Murano also has an in-place pipeline of projects in Baja and Cancun.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws. These forward-looking statements generally are identified by the words "believe, " "project, " "expect, " "engage, " "anticipate, " "commit, " "estimate, " "intend, " "strategy, " "future, " "fulfill, " "opportunity, " "preserve, " "plan, " "may, " "should, " "will, " "would, " "will be, " "will continue, " "will likely result, " and similar expressions. Forward-looking statements are their managements' current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of the Company's registration statement on Form F-1 filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company assumes no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company gives no assurance that the Company will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or any other person that the events or circumstances described in such statement are material.